EXHIBIT 4.1

THIRD AMENDMENT TO THE RIGHTS AGREEMENT

Pursuant to Section 27 of the Rights Agreement dated as of April 18, 1997 between SanDisk Corporation, a Delaware corporation (the “Company”), and Harris Trust and Savings Bank, an Illinois banking corporation (the “Rights Agent”) as amended by the First Amendment to the Rights Agreement dated as of October 22, 1998 and the Second Amendment to the Rights Agreement dated as of December 17, 1999 (the “Agreement”), the Company, and the Rights Agent at the Company’s direction, pursuant to the resolutions of the Company’s Board of Directors adopted at a duly convened meeting of the Board held on September 15, 2003, hereby amend the Agreement as of September 15, 2003, as provided below.

1.    Acceleration of Expiration Date.    Section 7(a) of the Agreement is hereby amended so that the definition of “Final Expiration Date” shall be: the date and time that Rights pursuant to that certain Rights Agreement between the Company and Computershare Trust Company, Inc. dated as of September 15, 2003 are issued or deemed to be issued to the Company’s stockholders of record as of September 25, 2003.

As of the Final Expiration Date, as amended hereby, the Agreement shall terminate.

The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the Board of Directors of the Company dated as of September 15, 2003, hereby certifies to the Rights Agent that this amendment is in compliance with the terms of Section 27 of the Agreement.

SANDISK CORPORATION

By:	/s/ CHARLES VAN ORDEN
Name:	Charles Van Orden
Title:	Vice President, General Counsel and Secretary

ACKNOWLEDGED AND AGREED:

HARRIS TRUST AND SAVINGS BANK,

as Rights Agent

By:	/s/ MARTIN J. MCHALE
Name:	Martin McHale
Title:	Vice President